SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SWWT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

    785055104
(CUSIP Number)

Carolyn Slovis Golub, Esq.
c/o Oscar Capital Management LLC
900 Third Avenue
New York, NY 10022
                              (212) 750-6915
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                              April 24, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 785055104	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oscar Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,056,644.09

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER 4,056,644.09

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,056,644.09

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14%

14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
SCHEDULE 13D
CUSIP No.: 785055104	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew K. Boszhardt, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,042,483.07

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER 3,042,483.07

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,483.07

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.86%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
SCHEDULE 13D
CUSIP No.: 785055104	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony Scaramucci

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,042,483.07

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER 3,042,483.07

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,483.07

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.86%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.      Security and Issuer.

     The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.001 per share (the "Common Stock"), of SWWT, Inc., a Delaware corporation ("SWWT"). The principal executive offices of SWWT are located at 3492 W. 109th Circle, Westminster, Colorado 80030.

Item 2.      Identity and Background.

(a) The names of the persons filing this statement are:

Andrew K. Boszhardt, Jr.

Anthony Scaramucci

Oscar Capital Management LLC

                   (b)                The business address of the persons filing this statement is 900 Third Avenue, New York, New York, 10022.

                   (c)                Andrew K. Boszhardt, Jr. is a member having an ownership interest in Oscar Capital Management LLC, a registered investment adviser.

                    Anthony Scaramucci is a member having an ownership interest in Oscar Capital Management LLC, a registered investment adviser. Mr. Scaramucci is also a director of SWWT.

                    Oscar Capital Management LLC is a registered investment adviser. Andrew K. Boszhardt, Jr. and Anthony Scaramucci are members of Oscar Capital sManagement LLC.

                    (d) and (e). None of the individuals named have, within the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   (f)                All of the individuals named are United States citizens. Oscar Capital Management LLC is a New York limited liability company.

Item 3.     Source and Amount of Funds.

                    Personal or working capital funds, as the case may be, were used to acquire the securities referred to in Item 5.

Item 4.     Purpose of Transaction.

                    The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. They may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but the reporting persons are not presently aware of any plans or proposals required to be described in answer to Item 4, except that Mr. Scaramucci has been named to the Board of Directors of the Company as of April 24, 2000.

Item 5.     Interest in Securities of the Issuer.

                  (a)                As of April 24, 2000, shares of the Common Stock of the Issuer were beneficially owned as follows:

Common Stock

Andrew K. Boszhardt, Jr.	3,042,483.07

Anthony Scaramucci	3,042,483.07

Oscar Capital Management LLC	4,056,644.09

     The Issuer currently has 78,899,200 shares of Common Stock outstanding.

     The persons named in answer to Item 2(a) hereof own an aggregate of 10,141,610.23 shares of Common Stock, constituting 12.85% of the Common Stock which will then be outstanding.

                                    (b)    See the answer to Item 2 hereof.

                                    (c)   No transactions in Common Stock were effected by Mr. Boszhardt, Mr. Scaramucci or Oscar Capital Management LLC in the past 60 days.

                                    (d) and (e) Not applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                                    Oscar Capital Management LLC (the "Company") is limited liability company organized under the laws of the state of New York. Andrew K. Boszhardt, Jr. and Anthony Scaramucci are members of the Company.

Item 7.   Material Filed as Exhibits.

                                    Joint Reporting Agreement and Power of Attorney.

                                     Signature

                                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2000

OSCAR CAPITAL MANAGEMENT LLC for itself

By: /s/ Anthony Scaramucci Anthony Scaramucci

/s/ Andrew K. Boszhardt, Jr. Andrew K. Boszhardt, Jr.

/s/ Anthony Scaramucci Anthony Scaramucci

OSCAR CAPITAL MANAGEMENT LLC
As Attorney in Fact

By: /s/ Anthony Scaramucci
       Anthony Scaramucci

EXHIBIT A

JOINT REPORTING AGREEMENT
AND
POWER OF ATTORNEY

      WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

      WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

      NOW THEREFORE, each of the undersigned hereby agrees as follows with each of the other Reporting Persons:

      1.   Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

      2.   Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

      3.   None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

      4.   The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

      5.   The undersigned hereby appoint Oscar Management LLC, as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

      6.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated: May 11, 2000

Andrew K. Boszhardt, Jr. (Name of Reporting Person)

/s/ Andrew K. Boszhardt, Jr. (Signature)

Anthony Scaramucci (Name of Reporting Person)

/s/ Anthony Scaramucci (Signature)

AGREED TO
AND ACCEPTED:

OSCAR CAPITAL MANAGEMENT LLC

By:         /s/ Anthony Scaramucci
           Name:  Anthony Scaramucci
          Title:  President